

July 17, 2015

Benjamin S. Miller
Chief Executive Officer
Fundrise Real Estate Investment Trust, LLC
1519 Connecticut Avenue, NW, Suite 200
Washington, DC 20036

> **Re:** **Fundrise Real Estate Investment Trust, LLC**
> **Draft Offering Statement on Form 1-A**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted June 19, 2015 and July 16, 2015**
> **CIK No. 0001645583**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4. We note your disclosure indicating that neither Fundrise, LLC nor any affiliated entity involved in the offer and sale of the shares being offered is a member firm of FINRA, and no person associated with you will be deemed to be a broker solely by reason of his or her participation in the sale of your common shares. Please explain why Fundrise, LLC (through its platform www.fundrise.com) is not required to register as a broker-dealer under Section 15(a) of the Exchange Act. Please explain how Fundrise, LLC's operations and activities (including its offering of securities through its platform, soliciting of potential investors, handling of customer funds and securities and/or giving advice to investors on the platform) do not require broker-dealer registration. Please also explain how Fundrise, LLC, and any associated persons, are compensated for such activities.

5. Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Guide 5 in updating your offering circular to reflect acquisitions during the distribution period.

6. We note your disclosure indicating that there is no minimum amount required in order to have an initial closing, but that you do not plan to start operations until you have raised at least $1 million. Please explain how the requirement to raise $1 million does not create a minimum condition. We also note that if you do not meet the minimum threshold within 12 months after commencing the offering, you will return all subscriptions, without interest, to any investors that have purchased common shares. Please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.

Cover Page

7. We note that you will reimburse your Manager for $500,000 of organization and offering expenses, which may be up to 50% of the minimum gross offering proceeds. Please revise note 3 to quantify this amount of offering expenses borne by you, as contemplated by 6 to Item 1(e) of Form 1-A.

Questions and Answers About This Offering, page 1

What competitive advantages do we achieve through our relationship with our sponsor?, page 2

8. It is unclear how the aggregate purchase price of $2.9 billion relates to the aggregate capital offered of $35.7 million. Please separately quantify the amount of capital facilitated and originated and explain the difference in your sponsor's role in these circumstances to more clearly outline your sponsor's prior real estate credit experience.

Offering Summary, page 10

Distributions, page 15

9. We note your disclosure throughout the offering circular that you have entered into a distribution support commitment with an affiliate of your sponsor to purchase common shares up to $1,000,000 to pay distributions at a rate of least 15% per annum. Please explain to us how you determined it would be appropriate to include an estimated future distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the estimated distribution of 15%.

Quarterly Redemption Plan, page 17

10. Please revise your disclosure to clarify the nature of any third-party costs associated with effecting a redemption.

Estimated Use of Proceeds, page 50

11. You state that beginning on the date that you first receive offering proceeds, you will start to reimburse your manager for organization and offering costs. This disclosure appears inconsistent with disclosure on page 9 indicating that you will hold all subscription payments in a segregated bank account until the minimum threshold is met, and if it is not met within 12 months after commencing the offering, that you will return all subscriptions to investors. Please revise your disclosure to clarify this inconsistency.

Principal Shareholders, page 60

12. Please disclose the natural person(s) with voting and/or investment control of the shares held by Rise Companies Corp.

Conflicts of Interest, page 61

13. Please clarify whether the purchase of mortgage loans or other assets from an unaffiliated borrower through the Fundrise Platform would involve a transaction with an affiliate, given your sponsor's interest in, and operation of, the Fundrise Platform. If so, please revise your disclosure to explain that the principals of your Manager will receive fees from both you and the Fundrise Platform.

Investment Objectives and Strategy, page 65

14. On page 66 you refer to your sponsor's history of consistently providing attractive dividends to shareholders. It is unclear how your prior performance table III, included in Appendix A, supports this statement. Please revise your disclosure to remove this statement or advise us as to why it is appropriate.

Valuation Policies, page 98

15. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Please also clarify how you will provide NAV information after closing of the offering.

16. You state that your accountants will calculate NAV per share. Please clarify if you refer to your outside independent accountants, and if so, please confirm whether you intend that your quantitative NAV disclosures will be expertised. If your NAV disclosures will be expertised, please file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

Quarterly NAV Share Price Adjustments, page 98

17. We note that you will update NAV on a quarterly basis, beginning six months following commencement of the offering. Please revise to clarify how you will notify investors, and convey material information, if a material event occurs in between quarterly updates of NAV which would result in a significant (>5%) move from the last NAV disclosed in the offering circular (e.g. the last quarterly or other update).

Appendix B – Form of Subscription Agreement

18. We refer you to section 3.5 of the form of subscription agreement, which indicates that a buyer must represent that it has "carefully read and is familiar with the terms and

provisions of this Agreement, the Offering Circular and the Operating Agreement," and that it "received all information that it considers necessary or appropriate for deciding whether to purchase the Common Shares." Please provide us with your analysis of how these representations are consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

19. The indemnification provisions in section 6 appear extremely broad and seem to require a purchaser to indemnify the company against "all losses, costs, claims, expenses and damages of every kind" resulting from a the failure of the subscriber to fulfill any of the terms or conditions of the agreement, any breach of any representation or warranty under the agreement, or from any wrongful acts, omissions and representations. Please revise your offering circular to highlight the indemnification provisions and how they apply to investors. For example, please clarify for what amount an investor should expect to indemnify the company. In addition, please explain how that amount would be determined.

20. Please revise the offering circular to highlight the arbitration provision contained in section 12. Please discuss potential adverse consequences of the arbitration provisions on investors and whether this provision will apply to any claims that may be brought in connection with the offering. Please similarly discuss the effect of section 12(f) of the agreement on investors and the extent to which it limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Via E-mail
        Mark Schonberger
        Goodwin Procter LLP